[ON ORBITZ LETTERHEAD]
January 28, 2009
VIA EDGAR & OVERNIGHT COURIER
Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Orbitz Worldwide, Inc. Form 10-K for the Year Ended December 31, 2007 Form 10-Q for the Quarterly Period Ended September 30, 2008 File Number: 001-33599
Dear Mr. Shenk:
     This letter responds to the comments contained in your letter dated December 31, 2008 related to the above-referenced filings of Orbitz Worldwide, Inc. (the “Company”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments reproduced in italicized type.
Form 10-K For the Year Ended December 31, 2007
Management’s Discussion and Analysis, page 37
Results of Operations, page 40
1. We note your disclosure of key operating metrics, including gross bookings and net revenue detailed by domestic and international air and non-air categories. We also note from your revenue recognition accounting policy footnote that revenue is derived from the following sources:
•	Retail model revenue from:
•	Fees and commissions from travel suppliers

•	Service fees from customers
•	Merchant model revenue from:
•	Spreads on travel products sold

•	Service fees from customers
•	Override commissions from travel suppliers

•	Incentive payments per segment processed from global distribution systems

•	Advertising and travel insurance

Please expand MD&A to summarize the amounts of each significant component/source of revenues in tabular form and to ensure that your discussion and analysis also covers the reasons for material changes in each component/source. Refer to the requirements of paragraph 303(a)(3) of Regulation S-K. In addition, please supplementally tell us the amount of each significant component of revenues for each of the latest three fiscal periods presented.
Response:
The Company’s management reviews gross bookings and net revenue detailed by domestic and international and by product, specifically air and non-air and other categories. Accordingly, this is also the manner in which the Company publicly discloses its gross bookings and net revenue in its MD&A and earnings releases, as well as on its earnings conference calls. The Company’s management does not summarize its revenue results in the manner requested by the Staff because it does not believe that such summary would be meaningful to an investor’s understanding of the Company’s results of operations. Therefore, the Company believes that the disclosure as filed is compliant with paragraph 303(a)(3) of Regulation S-K.
Furthermore, the Company does not have the ability to derive the amount of net revenue attributed to the retail model versus the merchant model across all of its brands for all of the periods requested. The Company did not track its net revenue on this basis during all of those periods. Therefore, to provide the additional disclosure requested by the Staff would be unduly burdensome to the Company.
Based on the foregoing, the Company respectfully submits to the Staff that no additional disclosure with respect to gross bookings and net revenue is required or appropriate.
2. We note that cost of revenue and selling, general and administrative expenses comprise a significant portion of total operating expenses, but your results of operations disclosure provides relatively little discussion related to these expense line items. For example, your discussion and analysis of cost of revenue states only that the 39 percent increase is due to higher transaction volume. This disclosure does not explain why higher transaction volume causes your cost of revenue to increase, nor does it explain the components of this expense category. Please revise your disclosure to provide a robust discussion and analysis of these line items. In addition, because of the significance of these expense line items, we believe this would best be accomplished by providing a comparative table that quantifies the significant individual expense sub-categories that comprise these line items, preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those sub-categories. Likewise, given its significance, consider similar disclosure of “marketing” expenses for greater transparency of this line item. Please provide us with a copy of your intended revised disclosure.

Response:
The Company intends to revise its disclosure of cost of revenue, selling, general and administrative expense and marketing expense in future filings to provide a more robust discussion and analysis of these line items. The Company has provided its intended revised disclosure below.
Revised disclosure:
•	Cost of revenue
Our cost of revenue is primarily comprised of costs incurred to operate our customer service call centers, credit card processing fees incurred on our merchant bookings, ticketing costs, charge-backs, and connectivity and other processing costs. These costs are generally variable in nature and are primarily driven by transaction volume. Cost of revenue increased $44 million, or 39%, to $157 million for the year ended December 31, 2007 from $113 million for the year ended December 31, 2006. The increase in cost of revenue was primarily due to higher domestic and international transaction volume, which resulted in higher customer service costs, credit card processing fees and charge-backs. Cost of revenue further increased during the year ended December 31, 2007 due to the opening of additional call centers in response to increased call volume and higher charge-backs at one of our international locations due to an increase in fraudulent credit card usage.
•	Selling, general and administrative expense
Our selling, general and administrative expense is primarily comprised of wages and benefits, consulting and professional services fees, and system maintenance and network communication costs. Selling, general and administrative expense decreased $2 million to $301 million during the year ended December 31, 2007 from $303 million for the year ended December 31, 2006. During the year ended December 31, 2007, we recorded a one-time exit penalty of $13 million due to the early termination of an agreement and incurred $8 million of one-time audit and consulting fees in connection with our IPO and the post-IPO transition period. These expense increases were offset by a decrease in our wages and benefits and other operating expenses in our domestic and international businesses. The sale of our offline U.K. travel business in July 2007 also contributed to the reduction in selling, general and administrative expense due to the inclusion of seven months of expense from that business in 2007 as compared to a full year of expense in 2006.
•	Marketing expense

Our marketing expense is primarily comprised of online marketing costs, such as search and banner advertising, and offline marketing costs, such as television, radio and print advertising. Our online marketing costs are significantly greater than our offline marketing costs. Marketing expense increased $25 million, or 9%, to $302 million for the year ended December 31, 2007 from $277 million for the year ended December 31, 2006. Domestically, our marketing expense increased $13 million, which was primarily driven by an increase in online marketing costs. Our online marketing costs increased largely due to the growth in transactions sourced through online channels as well as an increase in the cost of key words which we bid on to drive customers to our websites. Internationally, online marketing expense increased due to the growth in transaction volume. We also experienced higher offline marketing costs due to the launch of a new marketing campaign in September 2007 to promote our ebookers brand in the U.K.
The Company does not believe that providing a comparative table that quantifies the significant individual expense sub-categories that comprise cost of revenue, selling, general and administrative expense and marketing expense would be useful to an investor’s understanding of the changes in cost of revenue, selling, general and administrative expense and marketing expense. Given the general variable nature of our expenses, we believe our investors are primarily focused on our total cost of revenue, selling, general and administrative expense and marketing expense as a percentage of net revenue rather than on the individual expense sub-categories that comprise these categories. Based on the foregoing reasons, the Company has not included a table quantifying the changes in expense sub-categories but instead will expand its disclosure of the factors impacting cost of revenue, selling, general and administrative expense and marketing expense in future filings.
Liquidity and Capital Resources, page 49
Contractual Obligations, page 54
3. We note from your disclosure in note (a) to the table of contractual obligations that beginning in 2008 you will be required to make mandatory prepayments on the term loan in amounts up to 50 percent of your excess cash flow, as defined in your credit agreement. To aid investors’ understanding of demands on your capital resources, please quantify actual prepayments required under this provision in the latest period presented and, to the extent possible, give an indication as to the amount or range of amounts of prepayments that you expect will be required in the next annual period based on your current expectation of future cash flows, or indicate that such amount is not reasonably estimable.
Response:
In future filings, the Company will quantify any actual prepayments required under this provision in the latest period presented and, to the extent possible, will give an indication as to the amount or range of amounts of prepayments that it expects will be required in the next annual period based on its current expectation of future cash flows, or indicate that such amount is not reasonably estimable.

To clarify, the requirement for the Company to make mandatory prepayments from excess cash flows begins with the fiscal year ended 2008, with the first such payment due in the first quarter of 2009. Mandatory prepayments are applied, in order of maturity, to the scheduled quarterly term loan principal payments. Based on estimated full year 2008 projected cash flows, the Company does not expect to make mandatory prepayments in 2009 that would exceed its minimum required principal payments of $6 million for 2009.
Consolidated Statements of Cash Flows, page 66
4. We note the $860 million repayment of a note payable to Travelport during the year ended December 31, 2007. We also note that on January 26, 2007 and January 30, 2007, you became the obligor on two intercompany notes payable to affiliates of Travelport in the aggregate principal amounts of approximately $25 million and $835 million, respectively, and recorded an $860 million reduction to net invested equity. Please describe for us the substance of the transactions in which you became the obligor on the notes payable and explain to us your basis for reducing net invested equity as a result.
Response:
In January 2007, at the time when the Company was a wholly-owned subsidiary of Travelport, it became the obligor on two intercompany notes payable to affiliates of Travelport in the aggregate principal amounts of $25 million and $835 million, respectively.
This debt represented a portion of the debt used to finance The Blackstone Group’s acquisition of Travelport in August 2006, which consisted of Cendant’s travel distribution services businesses, including the businesses that currently comprise the Company. Because the Company did not receive any cash consideration for the assumption of this debt from Travelport in January 2007, the transaction was effectively a distribution of capital. Accordingly, the Company recorded an $860 million reduction to net invested equity.
Notes to Consolidated Financial Statements, page 68
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 70
5. We note that you recognize net revenue under the merchant model when customers use the reservations. You state that you “accrue for the cost” of the merchant hotel transactions based on the amount you expect to be invoiced by suppliers and that you may reverse a portion of the “accrued cost” when you determine it is not probable you will be required to pay the supplier. Given that you recognize merchant revenue on a net basis, please clarify for us whether your references to accrued costs relate solely to accrued merchant payables on your balance sheet and not to costs recognized in statements of operations.

Response:
The Company confirms that the accrued costs relate solely to accrued merchant payables on its consolidated balance sheet. The Company will revise its disclosure in future filings to clarify this as follows:
Revised disclosure: We accrue for the cost of merchant hotel and merchant car transactions based on amounts we expect to be invoiced by suppliers. If we do not receive an invoice within a certain period of time, generally within six months, or the invoice received is less than the accrued amount, we may reverse a portion of the accrued cost when we determine it is not probable that we will be required to pay the supplier, based on our historical experience and contract terms. This reversal would result in an increase in net revenue and a decrease to the accrued merchant payable.
6. We note that you recognize net revenue for each portion of a dynamic vacation package in accordance with the relevant service provided for air, hotel, and car reservations. Please tell us and revise to disclose specifically how revenue is allocated to the various portions of vacation packages sold.
Response:
In response to the Staff’s comment, the Company will revise its disclosure in future filings to state that net revenue is recognized for the entire dynamic package when customers use the reservation, which generally occurs on the same day for each travel product included in the dynamic vacation package. Therefore, the allocation of revenue to the various portions of vacation packages sold is not relevant.
Revised disclosure: Dynamic vacation packages offer customers the ability to book a combination of travel products. For example, travel products booked in a dynamic vacation package may include a combination of air, hotel and car reservations. We recognize net revenue for the entire package when customers use the reservation, which generally occurs on the same day for each travel product included in the dynamic vacation package.
7. We note that you receive override commissions from travel suppliers if you meet certain contractual volume thresholds and that these commissions are recognized upon notification by the respective airline. Please tell us whether this means you recognize this revenue on other than an accrual basis corresponding with the periods during which such overrides are earned and, if so, the basis for your accounting. In addition, please quantify for us the amount of override commissions recognized in each quarterly period during the nine months ended September 30, 2008 and the year ended December 31, 2007.
Response:
The Company receives override commissions from travel suppliers for bookings made through the Company’s websites. However, the commission payments are based on specific information that the travel suppliers obtain directly from their financial systems. The Company does not have access to this information until the respective travel supplier provides the information to the Company. Without the information provided by the travel supplier, the Company does not have sufficiently reliable information to determine a reasonable estimate of the amount of override commissions that it will receive. As such, in accordance with the requirements of Staff Accounting Bulletin No. 104 Revenue Recognition (“SAB 104”), revenue is recognized for override commissions only upon notification by the respective travel supplier that the volume thresholds have been met (when the amount becomes fixed or determinable). Accordingly, the Company confirms that the timing of recognition of revenue for override commissions does not always correspond with the period during which the overrides are earned.
The Company considered the requirements of SAB 104 in determining its accounting treatment for override commissions as described above. SAB 104 states that revenue generally is realized or realizable and earned when all of the following criteria are met:
•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered with risks of ownership transferred to the buyer;

•	the seller’s price to the buyer is fixed or determinable; and

•	collectability is reasonably assured.
As requested by the Staff, the following table shows the amount of override commissions recognized by the Company in each quarterly period during the nine months ended September 30, 2008 and the year ended December 31, 2007:

	Three Months Ended
	September 30, 2008	June 30, 2008	March 31, 2008
	(in millions)
Override Commissions	$6	$5	$5

	Three Months Ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
	(in millions)
Override Commissions	$6	$5	$4	$5

Note 4. Property and Equipment, net, page 82
8. We note that in July 2007 you placed the first phase of your new global technology platform into service and that $42 million of construction in progress was transferred to the applicable property and equipment category, primarily capitalized software. Please tell us whether any of the pre-existing technology platforms were replaced and taken out of service and, if so, how you accounted for their removal from service.
Response:
The development and implementation of the Company’s new technology platform is occurring in a multi-phased approach. In 2007, the Company launched its ebookers websites in the U.K. and Ireland onto the new technology platform. The pre-existing technology at ebookers that was replaced by the new technology platform was fully depreciated at the time the first phase of the platform was placed in service, which was July 2007. The pre-existing technology will continue to be in operation until all reservations made thereon have been used by customers, which the Company anticipates will be by mid-2009. Once the pre-existing technology is no longer in operation, the Company will remove the asset and related accumulated depreciation from its accounting records.
Note 8. Tax Sharing Liability, page 87
9. Please disclose your discount rate assumption.
Response:
The discount rate assumption used for the Company’s tax sharing liability is based on the Company’s weighted average cost of capital at the time of the Blackstone Acquisition, which was approximately 12%. The Company will disclose its discount rate assumption in future filings.
Note 17. Segment Information, page 114
10. We note your disclosure that you have only one reportable segment. Please explain to us in detail how the aggregation of all of the activities described in your filing (that is, selling reservations for travel arrangements, white label and hosting businesses, and partner marketing) into one reportable segment complies with the aggregation requirements of paragraph 17 of FAS 131 and EITF No. 04-10.
Response:
The Company does not consider the activities described in the Staff’s comment to be separate operating segments as defined under paragraph 10 of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information (“SFAS 131”) because the activities of facilitating the sale of travel reservations, white label and hosting businesses, and partner marketing do not constitute components of the business whose operating results are regularly reviewed to make decisions about allocating resources and assessing performance. Accordingly, because these activities are not considered separate operating segments, the Company has not aggregated operating segments under SFAS 131, paragraph 17 and EITF No. 04-10.

The Company manages the activities described in the Staff’s comment as one segment. The Company considers its Chief Executive Officer (“CEO”) to be the Chief Operating Decision Maker (“CODM”), as defined under SFAS 131, because this position represents the Company’s highest level of decision-making for the allocation of resources and assessment of the performance of the Company’s business, including the activities identified in the Staff’s comment. The CODM does not regularly review, other than net revenue and gross bookings, financial information at a level other than Orbitz Worldwide, Inc. (“OWW”) in aggregate. Furthermore, during the year ended December 31, 2007, the Company did not allocate the costs of its technology platform and certain other key functions performed centrally (such as accounting, operations, and executive level functions) between reporting units. The review of full financial results by the CODM, including cost of revenue, operating expenses, EBITDA and adjusted EBITDA, occurs at the OWW consolidated level only. This management view is consistent with the Company’s long-term strategy to operate its businesses under a single, global technology platform.
Note 16. Related Party Transactions, page 108
Master License Agreement, page 109
11. Please tell us the amount of the one-time fees disclosed herein that were received and paid along with your associated accounting.
Response:
Travelport paid the Company a one-time fee of $150,000 in consideration for the licenses it receives under the Master License Agreement, and the Company paid Travelport a one-time fee of $25,000 in consideration for the licenses the Company receives under the Master License Agreement. The fees paid and received are not material.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Liquidity and Capital Resources, page 39
Liquidity, page 39
12. Please clarify for us and in your disclosure how your merchant business model positively impacts your working capital, as described in the second paragraph in this section, while at the same time contributing to your working capital deficit, as described in the second full paragraph on page 40. In this regard, it does not appear that your explanation for the cause of your working capital deficit is correct. When you receive cash in advance from customers for reservations, you have cash in hand with an equal amount of combined deferred income and accrued merchant payables, which in and of itself would not create a working capital deficiency as both assets and liabilities are increased. Rather, it appears that your working capital deficit may be due to your use of cash from customer transactions for investing and financing commitments. Please revise this disclosure as appropriate to discuss the reasons for the deficit and also how you believe the deficit will be met. Please provide us with a copy of your intended revised disclosure.

     Response:
The Company will revise the disclosure in its future filings to discuss the reasons for its working capital deficit and how it believes the deficit will be met.
Revised disclosure: Under our merchant model, customers generally pay us for reservations at the time of booking, which is in advance of their travel. We pay our suppliers at some later date, which is generally after the customer uses the reservation. Initially, we record these customer receipts as deferred income and accrued merchant payables. We recognize net revenue when customers use the reservation, and we pay our suppliers once we have received an invoice, which is generally subsequent to when customers use the reservation. The timing difference between the cash collected from our customers and payments to our suppliers impacts our working capital and operating cash flows. As long as we continue to grow our merchant business, we anticipate this positive impact on operating cash flows will continue. Conversely, if our merchant bookings decline or there are changes to the model which reduce the time between the receipt of cash from our customers and payments to suppliers, these benefits would be reduced.
The seasonal fluctuations in our business also affect the timing of our cash flows. Gross bookings are generally highest in the first and second calendar quarters as customers plan and purchase their spring and summer vacations. As a result, our cash receipts are generally highest in the first and second calendar quarters, and we generally use cash during the third and fourth calendar quarters to pay our suppliers. We expect this seasonal cash flow pattern to continue. However, changes in our business model could either increase or decrease the seasonal nature of our cash flows.
As of September 30, 2008, we had a working capital deficit of $259 million as compared to a deficit of $301 million as of December 31, 2007. Prior to our IPO, we operated with a working capital deficit primarily as a result of the cash management system used by Travelport to pool cash from all of its subsidiaries, including us, as well as the fact that certain operating cash flows generated by us were used to fund certain of our financing and investing activities, such as capital expenditures incurred for the development and implementation of our new technology platform.
The net proceeds we received from the initial public offering of our common stock and the $600 million term loan did not decrease this working capital deficit because those proceeds were used to repay $860 million of intercompany notes payable to affiliates of Travelport, to pay a $109 million dividend to an affiliate of Travelport and to settle other intercompany balances between us and Travelport that were generated prior to the IPO.

As a result, immediately following our IPO, we continued to have a working capital deficit. Because of this deficit, we use cash from customer transactions to fund our working capital requirements, including certain investing and financing commitments, such as capital expenditures and principal payments on our outstanding term loan, respectively.
Over time, we expect to decrease this deficit through continued growth in our business and the generation of positive cash flow from operations, which we intend to achieve by continuing to execute on our strategic plan. This plan includes increasing our non-air and other revenue, growing our international brands and improving operating efficiency through our new technology platform. We further expect to decrease this deficit through our recently announced operating cost reductions.
Cash Flows, page 41
Operating Activities, page 41
13. Please quantify in terms of cash each of the identified factors, and provide associated underlying reasons. In particular, expound upon the factors that caused the timing of collections of accounts receivable and payments of merchant payables and accrued expenses to be affected such that they contributed to the variance in cash flow from operations, and discuss any associated trends represented by such timing changes.
     Response:
The Company has prepared the following revised disclosure to quantify in terms of cash each of the identified factors that caused the change in operating cash flows and to further explain the associated underlying reasons.
     Revised disclosure:
          Operating Activities
     Cash provided by operating activities consists of net loss, adjusted for non-cash items such as depreciation, amortization, impairment of goodwill and intangible assets, and stock based compensation and changes in various working capital items, principally accrued merchant payables, deferred income and accounts payable.
     We generated cash flow from operations of $121 million for the nine months ended September 30, 2008 compared to $65 million for the nine months ended September 30, 2007. Of the increase in operating cash flow, $16 million was due to the timing of collection of accounts receivable, largely due to the delayed receipt of $9 million in receivables in the third quarter of 2007 at one of our international subsidiaries. These receivables were collected in the fourth quarter of 2007. An increase in accrued expenses drove an additional $20 million increase in operating cash flows. This increase was primarily due to an increase in accrued marketing expenditures domestically.
     The increase in operating cash flows was also due to a $49 million decrease in cash interest expense due to the repayment of intercompany notes to Travelport in connection with the IPO, offset in part by a $19 million increase in cash interest expense incurred on our $600 million term loan and $85 million revolving credit facility.
     The increase in operating cash flows was also due to the fact that we incurred a $13 million penalty fee during the nine months ended September 30, 2007 due to the early termination of an agreement. We did not have a similar expense in the nine months ended September 30, 2008.
     The cash flow increases cited above were partially offset by the timing and classification of payments made to and received from Travelport during the nine months ended September 30, 2008. Prior to the IPO, payments made to and received from Travelport were included in financing activities, since we were operating under a cash pooling arrangement with Travelport. Following the IPO, these amounts are included in operating activities. During the nine months ended September 30, 2008, this change resulted in an $18 million reduction in operating cash flow.
     The cash flow increases cited above were further offset in part by an aggregate decrease of $27 million in accounts payable and accrued merchant payables. This decrease was driven largely by timing of payments, as a result of changes in our payment mechanisms and cash management policies following our IPO.
     The remaining increase in operating cash flow is mainly attributed to the overall growth of our business.
14. With respect to your disclosure in this section, please note that references to results of operations, prepared on the accrual basis of accounting, and changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze changes in cash flow from operations in terms of cash. In this regard, refer to your disclosure in this section of the 2007 Form-10K with respect to 2006 compared to 2005. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.
     Response:
In response to the Staff’s comment, the Company will expand its discussion and analysis of changes in operating cash flows in terms of cash in its future filings to better address material changes in the underlying drivers of its operating cash flows in accordance with Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Non-GAAP Financial Measures
15. We note disclosure in your Form 8-Ks of “adjusted net income,” “adjusted earnings per share,” “EBITDA” and “adjusted EBITDA.” We do not believe you have disclosed the substantive reasons specific to your circumstances why these non-GAAP measures are useful to investors in evaluating your operating performance in compliance with Item 10(e)(1)(i)(C) of Regulation S-K. Further, although you have described each adjusting item, you have not appropriately justified and explained why you believe it is useful for investors to disregard each when evaluating your performance. Additionally, since many of the adjusting items occur in each period presented, the adjustments may be prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K. It may be more beneficial and meaningful to analyze within MD&A the items presently considered as adjustments in arriving at these non-GAAP measures, to the extent material to a comparison of periods presented. For further guidance, refer to Question and Answer numbers 8 and 9 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Please revise your disclosures accordingly, and provide us with a copy of your intended revised disclosure. Alternatively, please discontinue presentation of such non-GAAP measures.
     Response:
The Company discontinued disclosing adjusted net income and adjusted earnings per share in the first quarter of 2008. The Company continues to disclose EBITDA and adjusted EBITDA in its earnings press releases. In response to the Staff’s comment, the Company will expand its disclosure regarding the substantive reasons specific to its circumstances why the EBITDA and adjusted EBITDA measures it presents are useful to investors in evaluating the Company’s operating performance and why it believes it is useful for investors to disregard each adjusting item when evaluating the Company’s operating performance. The Company has provided its intended revised disclosure to address the Staff’s comment below.
     Revised disclosure:
Non-GAAP Financial Measures
EBITDA is a performance measure used by management that is defined as net income or net loss plus: net interest expense, provision for income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted for certain items as described below. These measures are among the primary metrics by which management evaluates operating performance of the business, on which internal budgets are based, by which management and other employees within the Company are compensated, and on which the Company’s debt covenants are based.
Orbitz Worldwide uses and believes investors and other external users of the Company’s financial statements benefit from the presentation of EBITDA and adjusted EBITDA in evaluating its operating performance because:
•	These measures provide greater insight into management decision making at Orbitz Worldwide as adjusted EBITDA is management’s primary internal metric for evaluating the operating performance of the Company’s business and the performance evaluation metric off of which executive and employee incentive compensation programs have historically been based. Management believes that investors should have access to the same information that it uses to analyze the Company’s results.

•	Adjusted EBITDA corresponds more closely to cash earnings generated from the Company’s core operations by excluding significant non-cash operating expenses, such as stock-based compensation and goodwill and intangible asset impairment charges, and other unusual and non-recurring items that management does not believe are indicative of its core operations. The exclusion of these items provides the Company and its investors with a useful tool to compare operating performance period over period on a consistent basis.

•	EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, income taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Management believes investors commonly adjust EBITDA to eliminate the effect of non-recurring items such as restructuring charges, as well as non-cash items such as stock-based compensation and goodwill and intangible asset impairment charges, all of which vary widely from company to company and impact comparability.
EBITDA and adjusted EBITDA, as presented for the years ended December 31, 2008 and December 31, 2007, are not defined under GAAP, and do not purport to be an alternative to net income or net loss as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. EBITDA and adjusted EBITDA have certain limitations in that they do not take into account the impact of certain expenses to the Company’s income statement, such as stock-based compensation, goodwill and intangible asset impairment charges, acquisition-related accounting and certain one-time items, if applicable. Furthermore, because not all companies use identical calculations, this presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly-titled measures used by other companies.

     The following table provides a reconciliation of net loss to EBITDA:

	Year Ended
	December 31, 2008	December 31, 2007
(in millions)	Successor	Successor

Net (loss)		$(85)
Interest expense, net		83
Provision for income taxes		43
Depreciation and amortization		57

EBITDA	$—	$98

EBITDA was adjusted by the items listed and described in more detail below. The following table provides a reconciliation of EBITDA to Adjusted EBITDA.

	Year Ended
	December 31, 2008	December 31, 2007
(in millions)	Successor	Successor

EBITDA		$98
Goodwill and intangible impairment expense(a)		—
Purchase accounting adjustments(b)		6
Corporate allocations and other direct corporate costs(c)		7
Global platform expense(d)		8
Stock-based compensation expense(e)		8
Restructuring and moving expenses(f)		2
Public company costs(g)		(8)
Professional services fees (h)		8
Contract exit costs (i)		13
Severance expense (j)		2

Adjusted EBITDA (k)	$—	$144

(a)	Represents the non-cash charge recorded for impairment of goodwill and intangible assets at both the Company’s international and domestic subsidiaries during the year ended December 31, 2008. Management adjusts for this item because it represents significant non-cash operating expense that is not representative of the performance of the Company’s core operations during the year and it impacts comparability across periods.

(b)	Represents the purchase accounting adjustments made at the time the Company was acquired by affiliates of The Blackstone Group and Technology Crossover Ventures in August 2006 in order to reflect the fair value of deferred revenue and accrued liabilities on the opening balance sheet date. These adjustments reduced deferred revenue and accrued liabilities and resulted in a reduction in net revenue and operating income for the year ended December 31, 2007. Management adjusts for this item because it represents a significant non-cash reduction to operating income, which is not representative of the performance of the Company’s core operations and impacts comparability across periods, as management does not reasonably believe that this item will recur in future periods.

(c)	Represents corporate allocations and direct costs for services performed on the Company’s behalf by Travelport through the date of the Company’s initial public offering in July 2007 (“IPO”). Following the IPO, the Company performs these services with either internal or external resources, although it continues to utilize Travelport for certain services under a transition services agreement. Refer to footnote (g) below for a discussion of the Company’s estimate of costs it would have incurred had it been operating as a public company for the year ended December 31, 2007. Management adjusts for these costs in the year ended December 31, 2007 because they provide for comparability across periods in a time of the Company’s transition from a private to a public company.

(d)	Represents costs associated with operating two technology platforms simultaneously as the Company invested in its global technology platform. These development and certain duplicative technology expenses were expected to cease in 2008 following the migration of certain of the Company’s operations to the global technology platform. Management adjusts for this item as it is a significant expense that impacts comparability across periods, as management does not reasonably believe that these duplicative expenses will recur in future periods.

(e)	Primarily represents non-cash stock compensation expense; also includes expense related to restricted cash awards granted as a private company. Management adjusts for this item because it represents significant non-cash operating expense that is not representative of the performance of the Company’s core operations and that impacts comparability across periods, as the expense varies widely across the pre-IPO and post-IPO periods.

(f)	Represents costs incurred to relocate the Company’s corporate offices. Management adjusts for this item because it represents one-time, non-recurring charges that are not indicative of the Company’s core operations.

(g)	Certain corporate costs were previously incurred on the Company’s behalf by Travelport. This adjustment represents the Company’s estimate of costs it would have expected to incur for certain headquarters and public company costs had it been operating as a public company for the year ended December 31, 2007, including costs for services which were previously provided by Travelport and adjusted for in footnote (c) above. These costs include tax, treasury, internal audit, board of directors’ costs, and similar items. Also included are costs for directors and officers insurance, audit, investor relations and other public company costs. The amount shown for the year ended December 31, 2007, includes the Company’s estimate of such costs. Management adjusts for these costs for the year ended December 31, 2007 because they provide for comparability across periods in a time of the Company’s transition from a private to a public company.

(h)	Represents one-time accounting and consulting services primarily associated with the IPO and post-IPO transition period. Management adjusts for these costs because they are non-recurring charges, representative of our transition to a public company. The Company expects these one-time costs to cease in 2009.

(i)	Represents costs to exit an online marketing services agreement. Management adjusts for these costs because they represent one-time, non-recurring charges that are not indicative of the performance of the Company’s core operations, and they impact comparability across periods, as management does not reasonably believe that these costs will recur in future periods.

(j)	Represents severance costs for departed Company employees. Management adjusts for these costs because it believes they are not indicative of the Company’s core operations and they impact comparability across periods.

(k)	Includes EBITDA of Tecnovate, an Indian services organization that the Company sold on July 5, 2007, of $3 million for the year ended December 31, 2007. Also includes EBITDA of Travelbag (an offline U.K. travel business) that the Company sold on July 16, 2007 of $(2) million for the year ended December 31, 2007. Travelbag had net revenue of $15 million and gross bookings of $136 million for the year ended December 31, 2007. Includes air net revenue of $8 million and non-air and other net revenue of $7 million of Travelbag for the year ended December 31, 2007.

In response to the Staff’s comment regarding the consideration of the adjustments made by the Company under Item 10(e)(1)(ii)(B) of Regulation S-K, the Company respectfully submits that the requirements of paragraph (e)(1)(ii) of Item 10 of Regulation S-K do not apply to disclosures made under Item 2.02 of Form 8-K. Per instruction No. 2 to Item 2.02 of Form 8-K, only the requirements of paragraph (e)(1)(i) of Item 10 of Regulation S-K apply to disclosures of non-GAAP measures made under Item 2.02 of Form 8-K. The Company believes its disclosures comply with each of the applicable requirements of paragraph (e)(1)(i).
*****

     In connection with the responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or requests for additional information concerning this response to the undersigned at (312) 894-5000 (phone) or (312) 894-4856 (facsimile).

Very truly yours,
/s/ Marsha C. Williams
Marsha C. Williams
Senior Vice President and Chief Financial Officer Orbitz Worldwide, Inc.